Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: February 14, 2024

Breeze Holdings Acquisition Corp. and TV Ammo, Inc. Announce Filing of a Registration Statement in Connection with Proposed Business Combination

Irving, Texas and Garland, Texas, February 14, 2024 – Breeze Holdings Acquisition Corp. (Nasdaq: BREZ) (“Breeze Holdings”), a publicly traded special purpose acquisition company, and TV Ammo, Inc., an advanced technology manufacturing and licensing company focused on revolutionizing the global ammunition and weapons industry through the introduction of its composite-cased ammunition, innovative weapons systems and advanced manufacturing technology (“TV Ammo”), today announced the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement and a prospectus in connection with an Amended and Restated Merger Agreement and Plan of Reorganization, dated as of February 14, 2024 (the “A&R Merger Agreement”). Upon closing of the business combination between Breeze Holdings and TV Ammo contemplated by the A&R Merger Agreement (the “Business Combination”), True Velocity, Inc., a newly-formed holding company (“True Velocity”), will own both Breeze Holdings and TV Ammo and is expected to be listed on the Nasdaq Capital Market (“Nasdaq”).

Transaction Summary

Pursuant to and in accordance with the terms of the A&R Merger Agreement, a wholly-owned subsidiary of True Velocity will merge with and into Breeze Holdings and, immediately following the consummation of such merger, a second wholly-owned subsidiary of True Velocity will merge with and into TV Ammo, with both Breeze Holdings and TV Ammo surviving such mergers and becoming wholly-owned subsidiaries of True Velocity, and True Velocity will seek to become a publicly traded entity listed on Nasdaq.

In connection with the Business Combination, (i) the outstanding securities of TV Ammo will be converted into substantially equivalent securities of True Velocity, and (ii) the outstanding securities of Breeze Holdings will be converted into substantially equivalent securities of True Velocity.

The description of the Business Combination provided here is only a summary and should be considered as qualified in its entirety by the A&R Merger Agreement. The A&R Merger Agreement amended and restated the Merger Agreement and Plan of Reorganization previously entered into by Breeze Holdings and TV Ammo on October 31, 2022, which was disclosed in Breeze Holdings’ Current Report on Form 8-K filed with the SEC on November 1, 2022, to, among other things, change the legal structure of the business combination and to extend the term of the agreement. Breeze Holdings will file a Current Report on Form 8-K with the SEC disclosing the material terms of the A&R Merger Agreement. In addition, a copy of the A&R Merger Agreement was filed as an exhibit to the Registration Statement.

The transaction has been unanimously approved by the boards of directors of both True Velocity and Breeze Holdings. It is expected to close in the second quarter of 2024, subject to regulatory and stockholder approvals, and other customary closing conditions. Additional information may be found in the Registration Statement.

Upon completion of the transaction, True Velocity will be led by Kevin Boscamp, Founder, Chairman and CEO; Chris Tedford, COO; and Craig Etchegoyen, President and Chief IP Officer. The Company’s approximate 110 employees have more than 200 years of combined military service and are experts in manufacturing, technology, engineering, and quality control.

Advisors

IB Capital LLC is acting as M&A advisor to TV Ammo. Lathrop GPM LLP and Shearman & Sterling LLP are acting as legal advisors to TV Ammo. I-Bankers Securities, Inc. is acting as financial advisor to Breeze Holdings. ArentFox Schiff LLP and Woolery & Co PLLC are acting as legal advisors to Breeze Holdings. Marshall & Stevens Transaction Advisory Services LLC is acting as the fairness opinion provider to the board of directors of Breeze Holdings.

About TV Ammo, Inc.

TV Ammo is an advanced technology manufacturing and licensing company based in Garland, Texas, with a current emphasis on composite ammunition, lightweight machine guns and suppressors. Founded in 2012, TV Ammo has approximately 315 patents pending or issued surrounding its products, technology and manufacturing processes. TV Ammo is focused on revolutionizing the ammunition and weapons industry through the introduction of its composite-cased ammunition, innovative weapons systems and advanced manufacturing technology. TV Ammo products are manufactured in the U.S. in a state-of-the-art, 66,000-square-foot facility. TV Ammo’s proprietary composite cartridge is designed to provide significant logistical advantages over traditional brass-cased ammunition and give end users enhanced accuracy, repeatability, and reliability, all in a light-weight cartridge.

For more information, visit tvammo.com.

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combinations with one or more businesses or entities.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction involving Breeze Holdings and TV Ammo. In connection with the proposed transaction, True Velocity has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Breeze Holdings and that also constitute a prospectus of True Velocity with respect to the shares of True Velocity common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to Breeze Holdings’ and TV Ammo’s stockholders. True Velocity and/or Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND TV AMMO AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BREEZE HOLDINGS, TV AMMO, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders of Breeze Holdings and TV Ammo may obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by True Velocity and/or Breeze Holdings through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by True Velocity and/or Breeze Holdings will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Participants in the Solicitation

Breeze Holdings, TV Ammo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings and TV Ammo in respect of the proposed transaction. Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023 (the “Annual Report”). To the extent that holdings of Breeze Holdings’ securities have changed since the amounts included in the Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements regarding the anticipated benefits and impact of the proposed transaction on the combined company’s business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the industries and markets in which TV Ammo competes, the success and customer acceptance of TV Ammo’s product and service offerings and other aspects of TV Ammo’s operations, plans, objectives, opportunities, expectations or operating results, the expected ownership structure of the combined company and the likelihood and ability of the parties to successfully consummate the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “intend,” “estimated,” “target,” “project,” and similar phrases or words of similar meaning that denote future expectations or intent regarding the combined company’s financial results, operations and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive risks, uncertainties and other factors, both known and unknown, which are difficult to predict and generally beyond our control and that may cause actual results and the timing of future events to differ materially from the results and timing of future events anticipated by the forward-looking statements in this press release, including but not limited to: (i) the ability of the parties to complete the proposed transaction within the time frame anticipated or at all, which may adversely impact the price of Breeze Holdings’ securities; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the proposed transaction may not be completed by Breeze Holdings’ business combination deadline; (iv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the definitive merger agreement by the stockholders of Breeze Holdings or TV Ammo, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings, the receipt of any required governmental or regulatory approvals or the failure to meet the Nasdaq listing standards in connection with the closing of the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (vi) the effect of the announcement or pendency of the proposed transaction on TV Ammo’s business relationships, performance and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of TV Ammo and any potential difficulties in TV Ammo employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against TV Ammo or Breeze Holdings related to the definitive merger agreement or the proposed transaction or any product liability or regulatory lawsuits or proceedings relating to TV Ammo’s products or services; (ix) the ability to maintain the listing of Breeze Holdings’ (and after the closing of the proposed transaction, True Velocity’s) securities on the Nasdaq Capital Market; (x) potential volatility in the price of Breeze Holdings’ securities due to a variety of factors, including changes in the competitive and highly regulated industries in which TV Ammo operates, variations in performance across competitors, changes in laws and regulations affecting TV Ammo’s business, and changes in the combined company’s capital structure; (xi) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xii) the risk of downturns and the possibility of rapid change in the highly competitive industries in which TV Ammo operates or the markets that TV Ammo targets; (xiii) the inability of TV Ammo and its current and future collaborators to successfully develop and commercialize TV Ammo’s products and services in the expected time frame or at all; (xiv) the risk that the combined company may never achieve or sustain profitability or may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xv) the costs of the proposed transaction. The forward-looking statements contained in this press release are also subject to additional risks, uncertainties and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by True Velocity and/or Breeze Holdings from time to time. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. The forward-looking statements included in this press release are made only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof. Forecasts and estimates regarding TV Ammo’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any proxy, consent, vote or approval with respect to any securities in respect of the proposed transaction and is not a substitute for the Proxy Statement/Prospectus or any other document that True Velocity and/or Breeze Holdings may file with the SEC or send to Breeze Holdings’ or TV Ammo’s stockholders in connection with the proposed transaction. No offer, sale, issuance or transfer of securities shall be made in any jurisdiction in which such offer, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

True Velocity

Pat Hogan

Executive Vice President of Corporate Communications

(770) 500-0279

press@tvammo.com

Breeze Holdings Acquisition Corp.

Investor Relations

Cody Slach and Cody Cree

Gateway Group

BREZ@gateway-grp.com

(949) 574-3860

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